ANNOUNCEMENT

In order to comply with Bapepam Regulation No. IX.C.11 regarding Debt Securities And/Or Sukuk Rating, we hereby inform you:

•

The latest rating obtained from Standard & Poor's on January 30, 2013, namely:

Rating Result
- Corporate credit rating	BB+ / Stable
Explanation Summary On the Issued Opinion
Indosat’s financial risk profile reflects the company’s high leverage, which offsets its moderate cash flow adequacy.

•

The latest rating obtained from Moody’s on January 30, 2013, namely:

Rating Result
- Corporate Family Rating – Dom Curr - Issuer Rating – Dom Curr - Senior Unsecured Rating	Ba1 / Stable Ba1 / Stable Ba1 / Stable
Explanation Summary On the Issued Opinion

In the competitive business environment, Indosat established position as Indonesia’s number two mobile operator. It is supported by the adequate operating performance, improved liquidity and covenant headroom, and strong support from the majority shareholder.

Jakarta, February 1, 2013

Board of Directors